CHANGE IN ACCOUNTANTS

Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549
The decision to change accountants was made by CasinoBuilders.com and was not due to any disagreement between the Company and this office concerning accounting principles or practices, disclosure, or auditing scope or disclosure.



/s/ Barry Friedman
Barry Friedman, P.C.
Las Vegas, Nevada
December 8, 1999